UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006

OR

[   ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________ to ___________

Commission file number 0-4090

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Analysts International Corporation Savings and Investment Plan

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Analysts International Corporation
3601 West 76th Street
Minneapolis, MN 55435
(952) 835-5900

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

INDEX

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements – Years Ended December 31, 2006 and 2005:

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4-7

Supplemental Schedules Furnished Pursuant to the Requirements of Form 5500:

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	8

Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2006	9

Signatures	10

Exhibit Index	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings and Investment Plan Committee of
Analysts International Corporation
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for plan benefits of the Analysts International Corporation Savings and Investment Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2006, and (2) reportable transactions for the year ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Minneapolis, Minnesota
June 28, 2007

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	December 31,
	2006	2005

Cash – Pending Account Participant directed investments, stated at market value	$3,488 81,482,950	$963 77,867,091
(See Notes F and G)

Non-participant directed investments, stated at market value	-	-
(See Note G)

Net assets available for plan benefits	$81,486,438	$77,868,054

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,	December 31,
	2006	2005

Net assets available for plan benefits, beginning of year	$77,868,054	$79,557,703

Additions:
Investment income	4,425,775	2,094,105
Contributions by employer	343,538	262,601
Contributions by participants	6,604,689	6,209,284
Net appreciation/(depreciation) in market value of investments	3,730,429	(82,134)
	15,104,431	8,483,856
Deductions:
Distributions to participants	11,486,022	10,173,479
Loan fees	25	26
	11,486,047	10,173,505

Net additions/(deductions)	3,618,384	(1,689,649)

Net assets available for plan benefits, end of year	$81,486,438	$77,868,054

See notes to financial statements.

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005

The following description of the Analysts International Corporation (the “Company”) Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

A.       Summary of Significant Accounting Policies

Investments are valued by the trustee at fair market value quoted market values.  Promissory notes from participants are stated at the outstanding principal balance.

The financial statements have been prepared on the accrual basis of accounting.  Dividends are recorded on the ex-dividend date.  All security transactions are recorded on their trade date.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

The Plan invests in various securities including U.S. Government securities, mutual funds, and corporate stocks.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the participants’ accounts and statements of net assets available for plan benefits.

B.       The Plan

The Plan became effective January 1, 1985 under Section 401(k) of the Internal Revenue Code for the purpose of providing retirement and other benefits to eligible participants.  An employee of the Company becomes eligible for the Plan upon commencement of active service.

The Plan is funded primarily by employee contributions.  Eligible employees may contribute up to 50% of their gross annual wages for pre-tax saving contributions, as defined in the Plan and subject to Internal Revenue Service (the “IRS”) limitations.  Participants may choose to increase their contributions automatically at pre-designated intervals.   Highly-compensated employees’ contributions are limited based on discrimination testing performed.  In addition, the Plan allows rollover contributions from certain qualified retirement plans.

Plan participants may choose to invest their pre-tax saving contributions in one or more of twenty-two investment options offered by the Putnam, Vanguard, Neuberger Berman, Baron, Julius Baer, PIMCO, DWS Dreman, Van Kampen Investments and/or the AIC Common Stock Fund.  The fund choices include the Putnam Money Market Fund, the Putnam U.S. Government Income Trust, the Putnam High Yield Trust, the Putnam Voyager Fund, the DWS Dreman Small Cap Value, the Van Kampen Growth & Income Fund,  the Neuberger Berman Genesis Trust, Vanguard 500 Index Admiral Shares, Baron Small Cap Fund, Julius Baer International Equity Fund, PIMCO Total Return Fund, AIC Common Stock Fund, Putnam RetirementReady Maturity, Putnam RetirementReady 2010, Putnam RetirementReady 2015, Putnam RetirementReady 2020, Putnam RetirementReady 2025, Putnam RetirementReady 2030, Putnam RetirementReady 2035, Putnam RetirementReady 2040, Putnam RetirementReady 2045 and Putnam RetirementReady 2050.

Funds added in October, 2006 include the DWS Dreman Small Cap Value Fund and the Van Kampen Growth & Income Fund.  The only fund discontinued in 2006 was the Putnam Fund for Growth & Income.

Participant loans are made in compliance with federal regulations in effect at the time of the loan.  The loan origination fee is paid directly to the trustee and is withdrawn directly from the participant’s account at the date of the loan issue.  Participant loans outstanding, included in investments, amounted to $733,674 at December 31, 2006, and $586,672 at December 31, 2005.

The Plan provides for employer matching contributions where the employer matches 18% on the first 15% of employee's pre-tax saving contributions, provided the employee has been employed by the employer for one year or more and is not a highly compensated employee as defined by federal tax laws.  The employer matching contributions are initially invested in the AIC Common Stock Fund, but participants are able to reallocate the employer match among each of the twenty-two investment options in the Plan.

A participant's interest in the employer matching contribution vests at a rate of 20% per year after one year of service with 100% vesting after five years.  Any non-vested portion of employer matching contributions to the accounts of participants who withdraw from the Plan are forfeited in compliance with federal regulations and used by the employer to reduce future matching contributions.  Amounts forfeited by employees that were applied to matching contributions totaled $171,350 in 2006 and $250,006 in 2005.

Distributions are available to participants upon one of the following events; termination of employment upon normal retirement, termination of employment on account of disability, death prior to termination for any other reason, or a change in control of the Employer.  Distribution to a participant shall be made in cash or in kind, by payment in a lump sum.  To receive distributions or withdrawals, participants contact Putnam and fill out a request.  For participants who have terminated their employment, balances under $1,000 are automatically distributed within 90 days.

Although the Company has not expressed intent to discontinue the Plan, it may do so at any time, subject to provisions set forth in ERISA.  If the Plan is terminated, no further contributions will be made and participants would become 100% vested in their entire account balance.  The trustee will continue to hold the funds and make distributions as if the Plan had not terminated.

C.       Trustee and Administration of the Plan

Mercer Trust Company has been designated as trustee and custodian.  The Company has established a Savings and Investment Plan Committee for the general administration of the Plan.  The Company pays the trustee fees on behalf of the Plan.

D.       Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Mercer Investments.  These transactions qualify as exempt party-in-interest transactions.

At December 31, 2006 and December 31, 2005, the Plan held 1,632,815 and 1,730,580 shares, respectively, of common stock of Analysts International Corporation, the sponsoring employer, with a cost basis of $9,210,592 and $10,645,232 respectively.  During the years ended December 31, 2006 and December 31, 2005, the Plan did not record dividend income from this stock.

E.       Internal Revenue Service Status

The Internal Revenue Service has determined and informed the Company by a letter dated December 11, 2002, that the Plan was designed in accordance with applicable Internal Revenue Code requirements.  The plan has been amended since receiving the determination letter, however, the Company believes the plan is designed and is currently being operated in compliance with the applicable sections of the Internal Revenue Code.  The Plan’s sponsor is committed to correcting all operational errors, if any, to maintain the Plan's qualified tax status.  Because the trust is considered exempt from income tax, no provisions for tax have been added.

F.       Investments

Investments Greater than 5% of Plan Net Assets as of December 31, 2006 or December 31, 2005

	December 31,		December 31,
	2006		2005
Investments at market value:
Putnam Money Market Fund	$5,240,950		$4,988,796
Putnam U.S. Government Income Trust	3,822,925	**	4,201,305
Putnam Fund for Growth and Income	*		12,502,684
Putnam Voyager Fund	16,301,518		18,467,991
Vanguard 500 Index Admiral Shares	5,518,215		4,951,746
Neuberger Berman Genesis Trust	4,970,555		5,532,629
Baron Small Cap Fund	6,591,161		6,187,828
Julius Baer International Equity Fund	13,994,013		9,207,038
Van Kampen Growth & Income Fund	12,600,041		*
AIC Common Stock Fund	3,053,364	**	4,153,392

*Fund did not exist during timeframe.
**Investment was less than 5% of plan net assets, but is included for comparison purposes.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

	December 31, 2006	December 31, 2005

Mutual Funds	$4,496,867	$2,821,934
AIC Common Stock Fund	(766,438)	(2,904,068)

	$3,730,429	$(82,134)

G.       Non-Participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	December 31,	December 31,
	2006	2005
Net assets:
AIC Common Stock Fund – total	$3,053,364	$4,153,392
Less: AIC Common Stock Fund - participant directed	(3,053,364)	(4,153,392)

AIC Common Stock Fund - non-participant directed	$0	$0

	December 31,	December 31,
	2006	2005
Change in net assets:
Contributions by employer	$343,538	$262,601
Forfeitures transferred	171,350	250,006
Release of funds to participants	(514,888)	(512,607)

	$0	$0

H.       Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2006	2005

Net assets available for benefits per the financial statements	$81,486,438	$77,868,054
Less: Deemed distribution activity	(100,260)	(42,677)

Net assets available for benefits per Form 5500	$81,386,178	$77,825,377

The following is a reconciliation of deemed distributions of loans per the financial statements to the Form 5500 for the year ended December 31, 2006:
2006

Deemed distribution of loans per the financial statements	$0
Deemed distribution activity	$(100,260)

Deemed distribution activity per the Form 5500	$(100,260)

Deemed distributions are recorded on the Form 5500 for active participants who defaulted on their loans and deemed to have taken a distribution of their loan amount.

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO
THE REQUIREMENTS OF FORM 5500

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN
EIN 41-0905408, PLAN# 001

SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	Number of		Current
	Shares	Cost	Value
Mutual Funds:
Putnam Money Market Fund *	5,240,950	$5,240,950	$5,240,950
Putnam U.S. Government Income Trust *	292,273	3,796,903	3,822,925
Putnam High Yield Trust *	455,612	4,168,968	3,695,011
Putnam Voyager Fund *	890,307	15,376,766	16,301,518
Putnam RetirementReady Maturity *	3,887	222,224	222,194
Putnam RetirementReady 2010 *	6,795	399,521	394,371
Putnam RetirementReady 2015 *	4,803	314,127	319,180
Putnam RetirementReady 2020 *	10,831	714,803	731,609
Putnam RetirementReady 2025 *	6,789	493,029	508,431
Putnam RetirementReady 2030 *	9,733	660,791	701,155
Putnam RetirementReady 2035 *	6,484	445,297	475,345
Putnam RetirementReady 2040 *	3,939	289,952	299,575
Putnam RetirementReady 2045 *	3,806	273,858	292,505
Putnam RetirementReady 2050 *	1,765	100,451	108,900
Vanguard 500 Index Admiral Shares	42,256	4,479,080	5,518,215
Neuberger Berman Genesis Trust	104,139	4,418,050	4,970,555
Baron Small Cap Fund	288,706	6,162,223	6,591,161
Julius Baer International Equity Fund	331,376	11,255,246	13,994,013
PIMCO Total Return Fund	60,699	638,489	630,052
DWS Dreman Small Cap Value	7,374	282,555	278,206
Van Kampen Growth & Income Fund	570,138	12,629,122	12,600,041
Common Stock: AIC Common Stock*	1,632,815	9,210,592	3,053,364

Promissory notes from participants*	-	733,674	733,674
Interest rates ranging from 4.5% to 9.0% with maturity dates through January 2012
		$82,306,671	$81,482,950

* Known to be a party-in-interest.

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, PART IV, LINE 4j
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Identity of Party Involved	Description of Transaction	Purchase Price	Selling Price	Cost of Asset	Current Value of Assets on Transaction Date	Net Gain

Mercer Investments*	Purchases of AIC Stock	$749,784		$749,784	$749,784

Mercer Investments*	Sales of AIC Stock		$1,083,374	$1,020,091	$1,083,374	$63,283

*Known to be a party-in-interest.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANALYSTS INTERNATIONAL CORPORATION
SAVINGS AND INVESTMENT PLAN

Date: June 29, 2007	By:	/s/ David J. Steichen
David J. Steichen, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm